EXHIBIT 12 — COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio data)

	Six Months Ended
	June 30,		Year Ended
	2005	2004	2004	2003	2002	2001	2000
Income (loss) before income taxes, equity in earnings of non-consolidated affiliates and extraordinary item	$428,013	$604,927	$1,339,001	$1,903,338	$1,191,261	$(1,259,390)	$688,384
Dividends and other received from nonconsolidated affiliates	4,729	4,352	13,491	2,096	6,295	7,426	4,934

Total	432,742	609,279	1,352,492	1,905,434	1,197,556	(1,251,964)	693,318

Fixed Charges
Interest expense	212,270	175,208	367,753	388,000	432,786	560,077	413,425
Amortization of loan fees	*	*	*	*	12,077	14,648	12,401
Interest portion of rentals	199,410	188,480	385,438	338,965	293,831	270,653	150,317

Total fixed charges	411,680	363,688	753,191	726,965	738,694	845,378	576,143

Preferred stock dividends
Tax effect of preferred dividends	—	—	—	—	—	—	—
After tax preferred dividends	—	—	—	—	—	—	—

Total fixed charges and preferred dividends	411,680	363,688	753,191	726,965	738,694	845,378	576,143

Total earnings available for payment of fixed charges	$844,422	$972,967	$2,105,683	$2,632,399	$1,936,250	$(406,586)	$1,269,461

Ratio of earnings to fixed charges	2.05	2.68	2.80	3.62	2.62	**	2.20

Rental fees and charges	569,744	538,513	1,101,251	968,470	839,516	773,293	429,476
Interest component	35%	35%	35%	35%	35%	35%	35%

*	Amortization of loan fees is included in Interest expense beginning January 1, 2003.

**	For the year ended December 31, 2001, fixed charges exceeded earnings before income taxes and fixed charges by $1.3 billion.